UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 31)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(469) 564-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,638,131(1)
	8.	Shared Voting Power 25,586,021(2)
	9.	Sole Dispositive Power 54,638,131(1)
	10.	Shared Dispositive Power 25,586,021(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,224,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.2%(3)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)

This number is comprised of the Class A Shares held by: (i) Ernest C. Garcia II (“Mr. Garcia”) (44,059,817 shares, including 41,442,317 shares on an as-converted basis); (ii) Verde Investments, Inc. (“Verde”) (2,578,314 shares), which Mr. Garcia wholly owns and controls; and (iii) ECG II SPE, LLC (“E-SPE”) (8,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls.

(2)

Mr. Garcia may be considered to have shared voting and dispositive power with respect to the Class A Shares held by: (i) the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (12,684,021 shares, including 11,834,021 shares on an as-converted basis), of which Mr. Garcia is a non-voting co-trustee and Mr. Garcia’s son, Ernie Garcia III, is the sole beneficiary; and (ii) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,902,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is a non-voting co-trustee and Ernie Garcia III and his children are the sole beneficiaries.

(3)

Based on 116,947,248 Class A Shares outstanding as of April 29, 2024, and assuming the conversion of all Class A Units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,578,314(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,578,314(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,578,314(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%(2)
14.	Type of Reporting Person (See Instructions) CO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A Units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)	Based on 116,947,248 Class A Shares outstanding as of April 29, 2024, and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons ECG II SPE, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,000,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%(2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A Units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)

Based on 116,947,248 Class A Shares outstanding as of April 29, 2024, and assuming the conversion of all Class A Units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No. 31 (“Amendment No. 31”) to Schedule 13D is filed jointly by Mr. Garcia, Verde and E-SPE (collectively, the “Reporting Persons”) with respect to the Class A Shares, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018 and on April 3, 2020 (the “Joint Filing Agreement”), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, September 17, 2018, September 28, 2018, October 22, 2018, November 8, 2018, March 15, 2019, April 1, 2019, May 20, 2019, June 26, 2019, April 3, 2020, June 16, 2020, November 6, 2020, December 9, 2020, January 7, 2021, January 28, 2021, February 24, 2021, March 16, 2021, April 14, 2021, May 12, 2021, May 27, 2021, June 22, 2021, July 13, 2021, August 2, 2021, August 26, 2021, February 7, 2022, April 29, 2022, June 15, 2022, August 25, 2023 and November 13, 2023 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 31 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

On April 11, 2024, Mr. Garcia sold 50,000 Class A Shares in open market transactions at a weighted average price of $80.1299 per share. These shares were sold in multiple transactions at prices ranging from $80.00 to $80.39, inclusive. The sale was effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On April 26, 2024, Mr. Garcia sold 50,000 Class A Shares in open market transactions at a weighted average price of $80.0928 per share. These shares were sold in multiple transactions at prices ranging from $80.00 to $80.36, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On April 29, 2024, Mr. Garcia sold 50,000 Class A Shares in open market transactions at a weighted average price of $85.3792 per share. These shares were sold in multiple transactions at prices ranging from $83.41 to $88.26, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On April 30, 2024, Mr. Garcia sold 50,000 Class A Shares in open market transactions at a weighted average price of $82.2378 per share. These shares were sold in multiple transactions at prices ranging from $81.42 to $83.27, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On May 1, 2024, Mr. Garcia sold 50,000 Class A Shares in open market transactions at a weighted average price of $83.0272 per share. These shares were sold in multiple transactions at prices ranging from $82.00 to $84.78, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On May 2, 2024, Mr. Garcia sold 60,000 Class A Shares in open market transactions at a weighted average price of $116.4105 per share. These shares were sold in multiple transactions at prices ranging from $112.23 to $121.52, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On May 3, 2024, Mr. Garcia sold 60,000 Class A Shares in open market transactions at a weighted average price of $120.3546 per share. These shares were sold in multiple transactions at prices ranging from $115.90 to $124.01, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On May 6, 2024, Mr. Garcia sold 75,000 Class A Shares in open market transactions at a weighted average price of $125.4292 per share. These shares were sold in multiple transactions at prices ranging from $122.76 to $128.97, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On May 7, 2024, Mr. Garcia sold 60,000 Class A Shares in open market transactions at a weighted average price of $120.3274 per share. These shares were sold in multiple transactions at prices ranging from $116.55 to $124.13, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On May 8, 2024, Mr. Garcia sold 60,000 Class A Shares in open market transactions at a weighted average price of $114.0449 per share. These shares were sold in multiple transactions at prices ranging from $112.86 to $116.00, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On May 9, 2024, Mr. Garcia sold 60,000 Class A Shares in open market transactions at a weighted average price of $116.6795 per share. These shares were sold in multiple transactions at prices ranging from $112.97 to $120.61, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On May 10, 2024, Mr. Garcia sold 60,000 Class A Shares in open market transactions at a weighted average price of $116.8729 per share. These shares were sold in multiple transactions at prices ranging from $115.39 to $120.06, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

On May 13, 2024, Mr. Garcia sold 60,000 Class A Shares in open market transactions at a weighted average price of $119.2672 per share. These shares were sold in multiple transactions at prices ranging from $116.78 to $122.74, inclusive. The sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The transactions effected by the Reporting Persons in respect of Class A Shares since the most recent filing of the Reporting Persons on Schedule 13D are set forth on the following table. All transactions below were effected by Mr. Garcia in open market transactions at prevailing markets prices.

Transaction Date	Price Per Share		Price Per Share Range	Number of Shares(2)
04/11/2024	$80.1299	(1)	$80.00-$80.39	50,000
04/26/2024	$80.0928	(1)	$80.00-$80.36	50,000
04/29/2024	$85.3792	(1)	$83.41-$88.26	50,000
04/30/2024	$82.2378	(1)	$81.42-$83.27	50,000
05/01/2024	$83.0272	(1)	$82.00-$84.78	50,000
05/02/2024	$116.4105	(1)	$112.23-$121.52	60,000
05/03/2024	$120.3546	(1)	$115.90-$124.01	60,000
05/06/2024	$125.4292	(1)	$122.76-$128.97	75,000
05/07/2024	$120.3274	(1)	$116.55-$124.13	60,000
05/08/2024	$114.0449	(1)	$112.86-$116.00	60,000
05/09/2024	$116.6795	(1)	$112.97-$120.61	60,000
05/10/2024	$116.8729	(1)	$115.39-$120.06	60,000
05/13/2024	$119.2672	(1)	$116.78-$122.74	60,000

(1)

The prices shown are weighted average sale prices for shares sold in multiple transactions. The Reporting Person will provide to the issuer, any security holder of the issuer, or the SEC staff, upon request, information regarding the number of shares sold at each price within the respective ranges.

(2)	The reported sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on March 11, 2024, in accordance with Rule 10b5-1 of the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: May 14, 2024

/s/ Ernest C. Garcia II
Ernest C. Garcia II

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II President

ECG II SPE, LLC

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II President